

October 12, 2021

RA Session II
Chief Executive Officer
Taysha Gene Therapies, Inc.
3000 Pegasus Park Drive, Suite 1430
Dallas, Texas 75247

Re: Taysha Gene Therapies, Inc.
     Registration Statement on Form S-3
     Filed October 5, 2021
     File No. 333-260069

Dear Mr. Session II:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Divakar Gupta, Esq.